Exhibit C

Dear Jamie,

Thanks for your mail below and making the time to visit us in India. We agree that continuing to look at our corporate governance will be an important factor in long-term value creation.

On your 6 Point Action Plan specifically:

1) Additional Independent Directors: We agree that we should have more independent members of our board of directors. We are exploring possible candidates, and will also consider our top shareholder’s list for potential Board candidates. We hope to make positive progress on this item in the near term.

2) Minimizing/eliminating related party transactions: Our only related party transactions are property rentals, which are small and at arm’s-length only, and film related co-productions with NextGen, which is a production company. We have always disclosed all transactions transparently exceeding our disclosure requirements, yet we are currently looking at ways to minimize future transactions with NextGen.

3) Simplify corporate structure: We are actively exploring ways to simplify our corporate structure, including the listing of our Indian subsidiary. We agree that it is important to align all shareholder interests to the US listed company and make the structure more transparent, and will continue to work on these goals, subject to regulatory approvals.

4) Accounting policy & focus on cash flows: We follow IFRS governed by IASB and we do not believe that our revenue recognition and amortization policies are aggressive when compared to the policies of our US and Indian peers. These policies are obviously different from US GAAP, but we believe that writing off at least 50% of the production costs in the very first year, and the balance over 9 years, is appropriate for our business and company. We also write off all Advertising and Distribution expenses in the very quarter of the release, and none of that is capitalized. We (and our auditors) test our amortization policy during every measurement period, and our intangibles are also tested for impairment every year. Grant Thornton India LLP, who are our independent auditors, stand by our consolidated financials, and KPMG India conducts our SOX and Internal audit. We are highly focused on maintaining the highest levels of accounting ethics and compliance and ensuring that our disclosures are detailed and accurate. Dilip Thakkar, the Chair of our Audit Committee, brings a lot to the table for a company with an Indian background, as shown by his bio below:

Mr. Dilip Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr. Thakkar serves as a non-executive director of seven other listed public limited companies in India and seven foreign companies and he is Chair of Audit for 5 of those companies.

5) Stake Increase by Founders & Management & Buyback Strategy:

a) Stake Increase by Founders & Management: We agree this would send a strong signal to the market and will likely consider such investment when the timing works from a legal compliance perspective.

b) Company share buyback: Again, we will likely consider this when the timing works from a legal compliance perspective. Note that we would also consider whether or not a buyback would be the best use of the company’s funds as compared to continuing to invest in growth.

c) Bond buyback: We believe that, the UK bond is beginning to look up since the change in market sentiment although it is still incredibly cheap for 7 year money. We will be continuing to monitor the situation and will consider a buyback in the future.

6) Focus on Execution: We couldn’t agree more and we assure you that we are very much focused on execution of our film slate expansion of Hindi and regional, our new markets focus such as China and the ErosNow rollout and customer acquisition plan being the major pillars of our strategy. On the balance sheet side we will focus on creating working capital efficiencies by bringing down receivables balances, not exceeding our target investment in content and driving towards becoming free cash flow positive by the end of the year as previously indicated.

We have built Eros brick by brick until now to its market leadership position and we look forward to working with you and our other valued shareholders to help Eros achieve its true potential.

Best regards,

Jyoti

Jyoti Deshpande

Group CEO & MD

Eros International Plc